SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 2, 2006

Commission File No. 1-14838

_________________
Rhodia
(Name of Registrant)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle
92400 Courbevoie
France
(Address of Principal Executive Offices)
______________

Indicateby check mark whether the registrant files or will file annual reports under cover of Form20-F or Form 40-F:

Form 20-F: Form 40-F:

Indicateby check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Yes: No:

Indicateby check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Yes: No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: No:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-__________

Enclosure:	A press release dated March 1, 2006 announcing Rhodia’s first initiatives in optimizing the value of its carbon emissions credits.

PRESS RELEASE

RHODIA ANNOUNCES FIRST INITIATIVES TO OPTIMIZE
THE VALUE OF ITS CARBON EMISSIONS CREDITS

Paris, March 1, 2006 — Rhodia today announced its Rhodia Energy Services enterprise will implement the first initiatives to optimize the value of the Carbon Emissions Receipts (CERs) generated from projects to reduce greenhouse gas emissions at plants in South Korea and Brazil, launched under the Kyoto Protocol’s Clean Development Mechanism (CDM).

Rhodia Energy Services has established the first stage of a hedging strategy involving the forward sale of 8 million tonnes of CERs, of which 6.5 million will be sold at a price of €15/tonne to be spread equally over 2007 and 2008.

Rhodia Energy Services has also signed an agreement to create an equally-owned joint venture with Société Générale Energie, a wholly-owned subsidiary of Société Générale. The two partners will transfer all their emissions credits activities to the new company, which, in particular, will sell the credits generated by Rhodia’s projects in South Korea and Brazil. Société Générale Energie will provide its expertise and infrastructure to the new company.

Rhodia Energy Services has also formed a technical partnership with IXIS Environnement & Infrastructures, a wholly-owned subsidiary of IXIS Corporate & Investment Bank. The goal is to leverage the partners’ expertise to help manufacturers develop projects that generate emissions credits, as provided for in the Kyoto Protocol’s flexibility mechanisms.

“Together, these short and medium-term initiatives will allow us to maximize the value from the opportunities offered by projects developed under the Kyoto Protocol, in the best interests of Rhodia and its shareholders,” said Rhodia Chief Executive Officer Jean-Pierre Clamadieu.

Rhodia’s projects to reduce greenhouse gas emissions reflect the Group’s proactive, assertive commitment to limiting the environmental impact of its operations.

This press release can be consulted at Rhodia’s corporate website: www.rhodia.com

Société Générale is one of the largest financial services groups in the euro-zone. The group employs 103,000 people worldwide in three key businesses:
-Retail Banking & Financial Services: Société Générale serves about 19 million individual customers worldwide.
-Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone with €1,418 billion in assets under custody and €386 billion under management at December 31, 2005.
-Corporate & Investment Banking: Société Générale Corporate & Investment Banking ranks among the leading banks worldwide in euro capital markets, derivatives and structure finance. Société Générale is included in four major socially-responsible investment indexes. www.socgen.com

Société Générale Energie, a wholly-owned Société Générale subsidiary, is specialized in trading on physical and derivative markets in farm commodities, energy, precious metals, and ferrous and nonferrous metals.

IXIS Corporate & Investment Bank is Groupe Caisse d’Epargne’s financing and investment arm. It provides a range of high value-added financial services to institutional investors, corporations, financial institutions and local governments.

IXIS Environnement & Infrastructures is a certified management firm. It handles several environment and infrastructure funds, including the European Carbon Fund, the first of its kind in Europe. Initiated by Caisse des Dépôts and Fortis Banque in 2005, the European Carbon Fund (ECF) is a SICAV under Luxembourg law. ECF raised €142 million from 14 investors, mainly European, such as banks, insurance companies and investment funds. The purpose of the Fund is to combat greenhouse gases via the acquisition of carbon emissions under the Kyoto Protocol.

Rhodia Energy Services, which manages the Group’s energy supplies, is responsible for the projects developed by Rhodia to reduce its greenhouse gas emissions within the framework of the Kyoto Protocol.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained in this press release that are not historical facts are statements of future expectations and other forward-looking statements. These statements are based on our management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause our actual results, performance or events to differ materially from those anticipated by such statements. Factors that could cause such differences in our actual results include:

– changes in the competitive and regulatory framework in which we operate, in particular, increased competition in the specialty chemicals industry;

– changes in raw material prices, in particular, the price of oil and oil derivatives;

– changes in interest rates and currency exchange rates in currencies other than the euro, principally in U.S. dollars, Brazilian reals and U.S. dollar-influenced currencies;

– our ability to successfully conclude divestitures and restructuring transactions on a timely basis and terms that are commercially acceptable;

– our ability to introduce new products and to continue to develop our production process;

– customers and market concentration;

– risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability;

– changes in economic or technological trends;

– potential environmental claims, costs, liabilities or other obligations;

– if we are unsuccessful in obtaining tradable credits (CDM certificates) under the Clean Development Mechanism as established by the Kyoto Protocol, we note that the CDM processes and markets are new and are subject to risks, some of which may not yet be known; and

– general competitive and market factors on a global, regional and/or national basis.

Additional factors that might cause our future actual results to differ materially from our recent results or those projected in the forward-looking statements are set forth in “Item 3. Key Information—Risk Factors” included in our Form 20-F filed with the United States Securities and Exchange Commission (SEC) on May 5, 2005, as updated in our submissions to the SEC from time to time. We assume no obligation to update the forward-looking statements or such risk factors.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €5 billion in 2005 and employs around 19,500 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Rhodia
Relations Presse
Lucia Dumas	+33 1 53 56 64 84
Anne-Laurence de Villepin	+33 1 53 56 64 04

Relations Investisseurs
James Palmer	+33 1 53 56 64 89

Société Générale
Arnaud Martel	+33 1 42 13 41 21
Jerome Malka	+33 1 42 13 90 31

IXIS Corporate & Investment Bank
Corinne Lavaud	+33 1 58 55 58 30
France Le Hir	+33 1 58 55 58 70

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2006	RHODIA

	By:	/s/ Jean-Pierre Labroue
	Name:	Jean-Pierre Labroue
	Title:	General Counsel